Exhibit 99

ENDESA GAS Together with Cristian Lay, Main Shareholders in Gas
Extremadura S.A.

    NEW YORK--(BUSINESS WIRE)--Aug. 1, 2003--Once the approval of the antitrust authorities has been obtained, Endesa's (NYSE: ELE) subsidiary, ENDESA GAS and Cristian Lay share the majority of the capital of "Distribucion y Comercializacion de Gas Extremadura", with a 47% stake each. The minority shareholders of the company are the saving banks Caja Extremadura and Caja Badajoz with a 3% stake each.
    "Distribucion y Comercializacion de Gas Extremadura S.A" was incorporated in March of 1996, starting operations in 1998. Its current capital amounts to Euro 21,63 million.
    During year 2002, Gas Extremadura increased the number of customers by 34% amounting to 21,615, currently above 25,000 customers. Total sales in 2002 reached 705 GWh, up by 19% when compared to the previous year.
    Investments in 2002 amounted to Euro 6.7 million, with 280 km of grids both for transport and distribution. This represents a 21% increase, in order to serve customers in different cities of the region of Extremadura.

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es